UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

STATEMENT OF INFORMATION

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

DONAR ENTERPRISES, INC.

(Exact name of registrant as

specified in its corporate charter)

0-49649

Commission File No.

Delaware	23-3083371
(State of Incorporation)	(IRS Employer Identification No.)

2000 Hamilton Street, #520, Philadelphia, PA 19130-3883

(Address of principal executive offices)

(215) 893-3662

(Issuer’s telephone number)

DONAR ENTERPRISES, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about June 11, 2004 to the holders of shares of common stock, par value $0.001 (the “Common Stock”) of Donar Enterprises, Inc., a Delaware corporation (the “Company”), as of June 11, 2004. You are receiving this Information Statement in connection with an election of a person designated by the existing Board of Directors of the Company (the “Board”) to fill a vacancy on the Board.

On June 11, 2004, in accordance with the terms of that certain Capital Stock Purchase Agreement dated June 7, 2004 (the “Agreement”), between William Tay (hereinafter, the “Seller” or “Mr. Tay”) and Edwin A. McGusty (hereinafter, the “Buyer” or “Mr. McGusty”), Mr. Tay sold to Mr. McGusty 8,651,447 shares of common stock of the Company, representing more than 93% of the outstanding common stock of the Company. At the closing on June 11, 2004, 8,333,647 common shares were delivered with the understanding that the balance of 317,800 shares will be delivered as soon as possible after the closing for no additional charge. Mr. McGusty paid the sum of $500,000 cash to Seller for the shares.

As a result of the above referenced transaction, a restructuring of the Company’s management and Board will occur.

On June 11, 2004, in accordance with the terms of the Agreement, the Board received a letter of resignation from its sole Board member, Mr. Tay, effective as of the effective date of the of Mr. McGusty as the new sole Board. As of June 11, 2004, Mr. Tay appointed Mr. McGusty as the new sole director, such appointment to be effective as of the expiration of the he ten (10) day notice period required under Rule 14f-1 of the Securities and Exchange Act of 1934.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.

YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

1.	VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

On June 11, 2004, there were 9,289,647 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 11, 2004, after giving effect to the transfer of shares from Mr. Tay to Mr. McGusty, certain information with respect to the Company’s equity securities owned of record or beneficially by (a) each Officer and Director of the Company; (b) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (c) all Directors and Officers as a group.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Common Stock	Edwin A. McGusty 8649 N. Himes, Suite 1513 Tampa, FL 33614	8,651,447	93%

Common Stock	All Officers and Directors as a Group (1 person)	8,651,447	93%

(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2)	Based upon 9,289,647 shares issued and outstanding.

Changes in Control

On June 11, 2004, Edwin A. McGusty acquired 8,651,447 restricted common shares of the Company from William Tay in a private purchase transaction. Mr. McGusty paid the sum of $500,000 cash to Mr. Tay. The source of considerations paid for the shares was Mr. McGusty’s personal funds. Mr. McGusty became the “control person” of the Registrant as that term is defined in the Securities Act of 1933, as amended, by virtue of the acquisition of the shares and election to serve as the sole director and executive officer of the Company. Simultaneously with this transaction, (a) Mr. Tay resigned as the sole director of the Company, effective as of the effective date of the election of the new Board, and (b) Mr. Tay, as sole director of the Company, elected Mr. McGusty to serve as sole director of the Company effective as of the expiration of the he ten (10) day notice period required under Rule 14f-1 of the Securities and Exchange Act of 1934. Simultaneously with this transaction, Mr. Tay resigned as an officer of the Company, effective immediately, and, as sole director, named Mr. McGusty to serve as President, Treasurer, and Secretary of the Company, effective immediately.

Prior to the sale, the Company had 9,289,647 shares of common stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)	Date of Appointment or Election[1]
Edwin A. McGusty	32	President, Secretary, Treasurer and Director	June 11, 2004

Mr. McGusty has served as President of Total M.I.S., Inc., a private Florida company, since April, 2001. Mr. McGusty has worked as a Financial Consultant for several private companies. From 2003 to present he serves as VP of Finance for Trendium, Inc., a private Delaware company. From 2001 to 2003 he served as CFO of The Latin Entertainment Network, Inc., a private Florida company. From 1997 to 2000 he served as Controller for Zeagle Systems, Inc., a private Florida company. From 1994 to 1996, Mr. McGusty held various accounting positions at Azzarelli Construction Corp. and Southeast Distribution, Inc., serving the last year as the Accounting Manager. Mr. McGusty graduated in 1994 from the University of Florida, Fisher School of Accounting, with a BS in Accounting and a second major in Finance.

(1) Mr. McGusty’s election to serve as Director of the Company is not effective until expiration of the ten (10) day notice period required under Rule 14f-1 of the Securities Exchange Act of 1934.

Certain Relationships and Related Transactions

Transactions with management and others as specified in Item 401(a) of Regulation S-K.

None.

Involvement in Certain Legal Proceedings

Description of events (as specified in Item 401(f) of Regulation S-K) occurring during past five years and that are material to an evaluation of the ability or integrity of director or executive officer

None.

Committees and meetings

The Company does not have a standing audit, nominating or compensation committees of the Board, or committees performing similar functions.

The Company had 4 meetings of the Board (including regularly scheduled and special meetings) during the last full fiscal year.

Section 16(a) - Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

2.	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

We currently do not pay any cash salaries to any officers or directors.

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 2002 and 2003. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

	Annual Paid Compensation				Long Term Compensation
					Awards			Payouts
NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	OTHER ANNUAL COMPENSATION ($)	RESTRICTED STOCK AWARDS ($)	SECURITIES UNDERLYING OPTIONS SARS (#)	LTIP PAYOUTS ($)	ALL OTHER COMPENSATION ($)
William Tay (President, Treasurer, Secretary)	2003 (12/31)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2002 (12/31)	-0-	-0-	-0-	-0-	-0-	-0-	-0-

OPTION/SAR GRANTS IN LAST FISCAL YEAR

(INDIVIDUAL GRANTS)

NAME	NUMBER OF SECURITIES UNDERLYING OPTIONS/ SAR’S GRANTED (#)	PERCENT OF TOTAL OPTIONS/SAR’S GRANTED TO EMPLOYEES IN FISCAL YEAR	EXERCISE OF BASE PRICE ($/SH)	EXPIRATION DATE
William Tay	None	N/A	N/A	N/A

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FY-END OPTION/SAR VALUES

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Unexercised Securities Underlying Options/SARs At Fy-End (#) Exercisable/Unexercisable	Value of Unexercised In The-Money Option/SARs At FY-End ($) Exercisable/Unexercisable
William Tay	N/A	N/A	None	N/A

Dated: June 11, 2004	DONAR ENTERPRISES, INC.

/s/ EDWIN A. MCGUSTY
Edwin A. McGusty, Secretary